UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-1204

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

(Full title of the Plan)

HESS CORPORATION

1185 AVENUE OF THE AMERICAS, NEW YORK, N.Y. 10036

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Year Ended December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

Hess Corporation Employee Benefit Plans Committee and

Participants in the Hess Corporation Employees’ Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Hess Corporation Employees’ Savings Plan (“the Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1973

New York, New York

June 15, 2020

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2019	2018

Investments, at fair value:
Mutual funds	$651,542,652	$544,303,989
Hess Corporation common stock fund	142,034,907	97,674,341
	793,577,559	641,978,330
Employer contribution receivable	818,000	—
Notes receivable from participants	5,484,494	6,149,485
Other receivables	162,564	308,113
Total assets	800,042,617	648,435,928
Other liabilities	(168,483)	(793,406)
Total net assets available for benefits	$799,874,134	$647,642,522

See accompanying notes to financial statements.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31,
2019

Investment income
Net appreciation in fair value of investments	$161,489,347
Distributions from mutual funds	21,693,985
Dividends on Hess Corporation common stock fund	2,252,111
185,435,443
Employee contributions	23,158,228
Employer contributions	21,016,540
Rollovers from other plans	2,866,309
Interest and other income	294,572
Benefit payments	(80,483,475)
Administrative expenses	(56,005)
Net increase in net assets available for benefits	152,231,612
Total net assets available for benefits at beginning of year	647,642,522
Total net assets available for benefits at end of year	$799,874,134

See accompanying notes to financial statements.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.Description of Plan

The following description of the Hess Corporation (the Company) Employees’ Savings Plan (the Plan) is provided for general information only.  For more information, participants should refer to the summary plan description, which can be obtained from the Company’s Benefits Center.

General:  The Plan is a defined contribution plan covering all eligible United States (U.S.) based employees of the Company.  Employees are eligible to enroll in the plan upon hire.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Hess Corporation Employee Benefits Plan Committee is the Plan administrator.  Fidelity Management Trust Company (Trustee) is the Plan’s trustee and Fidelity Investments Institutional Operations is the Plan’s recordkeeper.

Contributions:  Each participating employee may contribute from 1% to 50% of their eligible compensation on a before-tax, Roth, or after-tax basis to the Plan.  The Company makes matching contributions equal to 133% of employee contributions that do not exceed 6% of eligible compensation.  Total contributions made by employees on a before-tax basis and as Roth contributions are subject to IRS annual limits (2019: $19,000; 2018: $18,500).  Total contributions, including before-tax, Roth, and after-tax employee contributions, and employer matching contributions, are subject to the lesser of the IRS annual limit (2019: $56,000, 2018: $55,000) or 100% of the annual compensation of the employee.  At the election of each participating employee, individual contributions and the employer matching contributions are invested in one or more of the Plan’s available mutual funds with varying investment objectives, or in the Hess Corporation common stock fund.

In the year an employee reaches age 50, and all years thereafter, an employee is eligible to make an additional before-tax or Roth “catch-up” contribution to the Plan that is not eligible for matching employer contributions.

Newly hired or rehired participants who do not opt out or elect to contribute a different rate of eligible compensation within a 30-day period are automatically enrolled in the Plan at a before-tax contribution rate of 6% of eligible compensation.

Vesting:  Participants are immediately fully vested in their contributions, the employer’s matching contributions, and earnings on investments.

Participant Accounts:  Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions and the Plan’s investment earnings.  Contributions are invested in the Plan’s funds based on the allocation percentages designated by the participant in increments of 1% of the amount contributed.  A participant may change investment designations for future contributions or reallocate existing investments to different funds on a daily basis.

Hess Corporation Common Stock Fund:  The fund invests in the common stock of Hess Corporation, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol HES.  Approximately 1% of this fund is invested in short-term investment funds to manage the short-term liquidity needs of the fund.

Notes Receivable from Participants:  Participants may borrow from their account balance, including amounts contributed by the Company, a minimum of $500 up to a maximum of $50,000.  Participants may have two concurrent loans.  The total of the loans cannot exceed the lesser of $50,000 or 50% of the participant’s account balance.  The participant’s account balance serves as collateral for the loans.  There are no allowances for credit losses on participant loans.  Loans are repaid by participants in equal installments over a period of not more than five years, or not more than 30 years if borrowed for the purpose of acquiring a principal residence.  Interest on loans is charged at a rate of 1% above the prime rate determined at the time the loan is made.  A loan set-up fee of $50 is charged to participants when they borrow from the Plan.  If a participant terminates employment with the Company, they may continue to make loan payments through a pre-authorized check agreement.  If the loan is not repaid, it will automatically be treated as a distribution to the participant.

Rollovers from Other Plans:  Employees may deposit an eligible rollover distribution made by a qualified plan of another employer or from an individual retirement account whose assets were derived solely from the rollover from a qualified plan of another employer.  Rollovers are accepted in cash only and are invested according to the participant’s current fund elections for contributions.  An employee who is not contributing to the Plan must elect investment options at the time of the rollover.  The current market values of amounts rolled over to the Plan can be withdrawn in whole or in part at any time.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Payment of Benefits:  Upon a withdrawal or distribution, the market value of an employee’s investments in the Plan’s mutual funds, reduced for any outstanding loan balances, is paid in cash.  The employee’s investments in the Hess Corporation common stock fund are distributed either in shares of common stock of Hess Corporation (plus the cash equivalent of any fractional shares) or in cash, depending upon the employee’s election.

Voluntary complete or partial withdrawals from before-tax and Roth contributions are permitted only on or after attainment of age 59 ½, except in the case of hardship.  Except for hardship withdrawals and rollover contributions, only employee after-tax contributions and employer contributions made prior to January 1, 2002 are eligible for withdrawal by active employees under age 59 ½.  Terminated employees may withdraw their entire balance at any time, except for balances of $1,000 or less, which are automatically distributed in a lump sum upon termination of employment.  Employees may elect direct rollovers of the taxable portion of their distributions to an individual retirement account, individual retirement annuity or a qualified plan of another employer.  Distributions from the Plan that are not rolled over are generally subject to federal income tax withholding at 20% and may be subject to an additional 10% early withdrawal tax.

Expenses:  The Plan’s expenses represent costs to administer the Plan and include recordkeeping, legal and accounting services.  Expenses may be paid by either the Plan or the Company.  Administrative fees related to participant-directed transactions such as employee loans and certain investment fund redemptions are charged directly to participant accounts.

Party-in-interest: Funds that qualify as party-in-interest transactions include shares in the money market fund managed by the Trustee and the Hess Corporation common stock fund.  Notes receivable from participants also qualify as party-in-interest transactions.  All of these transactions are exempt from ERISA’s prohibited transaction rules.

2.Summary of Significant Accounting Policies

Basis of Accounting:  The accompanying financial statements for the Plan have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP) on the accrual basis of accounting.

Valuation of Investments:  The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820, Fair Value Measurement (ASC 820).  Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end.  These mutual funds are registered with the Securities and Exchange Commission and are required to publish their daily net asset value and to transact at that price.  Hess Corporation common stock values are based on the closing market prices on the NYSE.  See Note 3, Fair Value Measurements.

Notes Receivable from Participants:  Notes receivable from participants are stated at their outstanding principal balances plus any accrued interest.

Interest and Dividend Income:  Interest and dividend income is recorded in participant accounts as earned.  Dividends are recorded on the ex-dividend date.

Sale of Investments:  Purchases and sales of securities are recorded on a trade-date basis.  Net appreciation/depreciation in the fair value of investments includes gains and losses realized on investments bought and sold, as well as changes in the fair value of investments held during the year.  Gains or losses on sales of Hess Corporation common stock and mutual funds in the Plan are based on average cost.

Benefit Payments:  Distributions of benefits to participants are recorded when paid.

Use of Estimates:  The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedules.  Actual results could differ from those estimates.

Risks and Uncertainties:  The Plan invests in various mutual funds and in Hess Corporation common stock.  Investment securities are exposed to various risks, such as overall market volatility, commodity prices, interest rates, foreign exchange rates, and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

3.Fair Value Measurements

The provisions of ASC 820 establish a hierarchy for the inputs used to measure fair value based on the source of the input, which generally range from quoted prices for identical instruments in a principal trading market (Level 1) to estimates determined using related market data (Level 3).  Measurements derived indirectly from observable inputs or from quoted prices from markets that are less liquid are considered Level 2.  Multiple inputs may be used to measure fair value; however, the level of fair value for each financial asset presented below is based on the lowest significant input level within the fair value hierarchy.

The following table provides the fair value hierarchy of the Plan’s financial assets:

	Level 1	Level 2	Level 3	Total

December 31, 2019
Mutual funds	$651,542,652	$—	$—	$651,542,652
Hess Corporation common stock fund	142,034,907	—	—	142,034,907
Total assets at fair value	$793,577,559	$—	$—	$793,577,559

December 31, 2018
Mutual funds	$544,303,989	$—	$—	$544,303,989
Hess Corporation common stock fund	97,674,341	—	—	97,674,341
Total assets at fair value	$641,978,330	$—	$—	$641,978,330

Mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan.  Hess Corporation common stock values are based on the closing market price on the NYSE, which is the primary exchange on which the stock is traded.

4.Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of a plan termination, the net assets of the Plan may be distributed to participants in accordance with the Plan’s provisions and applicable law.

5.Tax Status

The Plan received its most recent determination letter from the Internal Revenue Service dated January 9, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore the Plan is exempt from taxation.  The Plan was amended and restated subsequent to the receipt of the determination letter.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan administrator believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code, and therefore believes the Plan is qualified and remains tax exempt under the Code.  The Plan administrator has indicated that it will take any necessary steps to operate the Plan in compliance with the Code.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken.  The Plan is subject to routine audits by regulatory authorities; however, there are currently no open audits for any tax periods.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

6.Subsequent Events

Subsequent to December 31, 2019, the COVID-19 pandemic has adversely affected, and may continue to adversely affect, the global economy and financial markets.  It is difficult to predict the severity and duration of the COVID-19 pandemic and any potential impact to the values of the Plan’s investment securities.

The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law on March 27, 2020, which provides relief to Plan participants who have been affected by the COVID-19 pandemic as specified in the CARES Act.  Management elected to implement certain provisions of the CARES Act and will execute a formal Plan amendment within the timeframe required by law.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

EIN 13 – 4921002 PLAN NO. 001

AT DECEMBER 31, 2019

Form 5500 – SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Hess Corporation Common Stock Fund:
*Hess Corporation	Common Stock - 2,105,050 shares	$140,638,391
*Fidelity	Money Market Fund - 1,396,516 shares	1,396,516
Mutual Funds:
The Vanguard Group	Vanguard Institutional Index Fund - 302,249 shares	87,721,705
The Vanguard Group	Vanguard Mid Cap Index Fund - 1,111,774 shares	54,187,874
The Vanguard Group	Federal Money Market - 50,567,780 shares	50,567,780
T. Rowe Price	T. Rowe Price Retirement 2025 Fund - 3,768,302 shares	50,382,202
The Vanguard Group	Vanguard Small Cap Index Fund - 535,510 shares	42,503,452
T. Rowe Price	T. Rowe Price Retirement 2030 Fund - 3,062,024 shares	41,674,143
T. Rowe Price	T. Rowe Price Retirement 2035 Fund - 2,950,777 shares	40,986,295
Laudus Funds	Laudus U.S. Large Cap Growth Fund - 1,725,309 shares	38,353,616
T. Rowe Price	T. Rowe Price Retirement 2020 Fund - 2,726,827 shares	35,366,943
T. Rowe Price	T. Rowe Price Retirement 2040 Fund - 2,244,069 shares	31,484,293
T. Rowe Price	T. Rowe Price Retirement 2045 Fund - 1,753,695 shares	24,884,931
Western Asset	Western Asset Core Plus Bond Fund - 2,021,145 shares	24,172,895
The Vanguard Group	Vanguard Developed Markets Index Fund - 1,257,498 shares	17,806,166
Lazard Asset Management	Lazard Emerging Markets Fund - 880,875 shares	16,278,576
The Vanguard Group	Vanguard Total Bond Market Index Fund - 1,471,909 shares	16,264,594
T. Rowe Price	T. Rowe Price Retirement 2015 Fund - 1,172,020 shares	14,591,645
Touchstone Investments	Touchstone Value Fund - 1,433,038 shares	13,943,461
William Blair Funds	William Blair International Small Cap Growth Fund - 693,685 shares	9,746,275
Voya Funds	Voya Small Company Open-End Fund - 577,268 shares	8,699,421
Western Asset	Western Asset Inflation Indexed Plus Fund - 653,501 shares	7,521,799
T. Rowe Price	T. Rowe Price Retirement Balanced Fund - 547,600 shares	6,450,729
T. Rowe Price	T. Rowe Price Retirement 2050 Fund - 397,926 shares	5,626,667
T. Rowe Price	T. Rowe Price Retirement 2055 Fund - 257,121 shares	3,669,123
T. Rowe Price	T. Rowe Price Retirement 2010 Fund - 293,804 shares	3,596,157
T. Rowe Price	T. Rowe Price Retirement 2005 Fund - 219,379 shares	2,619,380
T. Rowe Price	T. Rowe Price Retirement 2060 Fund - 170,926 shares	2,442,530
* Participant Loans	Loans to Plan participants (interest rates of 4.25% to 9.25%, with various maturity dates)	5,484,494

Total		$799,062,053
*	Indicates party-in-interest to the Plan.

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the Hess Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN

By:	/s/ Brent L. Schwartz
Brent L. Schwartz
Director, HR – Total Rewards

June 15, 2020

EXHIBIT INDEX

23.1 – Consent of Independent Registered Public Accounting Firm